January 23, 2025

Fanghan Sui
Chief Executive Officer
Classover Holdings, Inc.
8 The Green, #18195
Dover, DE 19901

Hui Luo
Chief Executive Officer
Class Over Inc.
450 7th Avenue, Suite 905
New York, NY 10123

       Re: Classover Holdings, Inc.
           Class Over Inc.
           Amendment No. 4 to Registration Statement on Form S-4
           Filed January 21, 2025
           File No. 333-283454
Dear Fanghan Sui and Hui Luo:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-4 filed January 21, 2025 Risk Factors
Risks Related to BFAC Before the Business Combination, the Business Combination and
Redemptions, page 70

1. We note that the SPAC's securities have been delisted from NYSE due to failure to timely consummate a business combination and are now traded in over-the-counter
 January 23, 2025
Page 2

       markets. Please add a risk factor that provides context for the delisting and discloses its consequences, including that the SPAC's stock could be determined to be a penny stock and the consequences of that designation, any potential impact on your ability to complete the business combination, any impact on the market for the SPAC's securities including demand and overall liquidity, and any impact on securityholders due to the SPAC's securities no longer being considered "covered securities."
       Additionally, please clarify throughout the proxy statement/prospectus which over-
       the-counter market(s) the SPAC's securities trade on.
Proposal 1: The Business Combination Proposal
Classover's Reasons for Engaging in the Business Combination
Certain Unaudited Prospective Financial Information of the Company, page 98

2. We note the changes you have made to disclosure regarding the projections of Class
       Over Inc. presented in the filing. Please restore a clear, affirmative statement as to whether or not the target company has affirmed to the special purpose acquisition company that its projections for 2025 reflect the view of the target company's management or board of directors (or similar governing body) about its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus. In this regard, your statement that the projections "reflected the perspective of the Company's management at the time of preparation" does not provide the required affirmation. If the projections no longer reflect the views of the target company's management or board of directors regarding its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus, state the purpose of disclosing the projections and the reasons
       for any continued reliance by the management or board of directors on the projections.
       Refer to Item 1609(c) of Regulation S-K.
       Please contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Rebekah Reed at 202-551-5332 or Donald Field at 202-551-3680 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Jeffrey Gallant
      Joshua Teitelbaum